Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three months ended March 31
	Notes	2018	2017
REVENUE
Petroleum and natural gas sales, net of royalties	16	$24,715	$22,461
Finance revenue		93	25
		24,808	22,486

EXPENSES
Production and operating		10,465	10,123
Transportation costs		176	198
Selling costs		46	—
General and administrative		3,996	4,446
Foreign exchange gain		(3)	(15)
Finance costs	5	1,348	1,548
Depletion, depreciation and amortization	9	6,848	8,512
Accretion	10	67	60
Loss on financial instruments	4	6,164	3,880
Impairment of exploration and evaluation assets		—	1,191
Gain on disposition of asset		(198)	—
		28,909	29,943

Loss before income taxes		(4,101)	(7,457)

Income tax expense – current		6,019	5,420
NET LOSS FOR THE PERIOD		$(10,120)	$(12,877)

OTHER COMPREHENSIVE LOSS
Currency translation adjustments		(1,004)	(583)
COMPREHENSIVE LOSS FOR THE PERIOD		$(11,124)	$(13,460)

Loss per share
Basic	15	$(0.14)	$(0.18)
Diluted	15	$(0.14)	$(0.18)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2018	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	March 31, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	6	$31,084	$47,449
Accounts receivable	4	23,251	18,090
Prepaids and other		2,849	4,745
Product inventory	7	15,152	11,474
		72,336	81,758
Non-Current
Intangible exploration and evaluation assets	8	42,386	41,478
Property and equipment
Petroleum and natural gas assets	9	194,534	200,981
Other assets	9	3,435	3,485
		$312,691	$327,702

LIABILITIES
Current
Accounts payable and accrued liabilities		$20,772	$27,104
Derivative commodity contracts	4	6,312	4,015
		27,084	31,119
Non-Current
Derivative commodity contracts	4	7,704	3,955
Long-term debt	11	67,167	69,999
Asset retirement obligation	10	11,444	12,332
Other long-term liabilities		267	290
		113,666	117,695

SHAREHOLDERS’ EQUITY
Share capital	13	152,084	152,084
Accumulated other comprehensive income		1,789	2,793
Contributed surplus		23,471	23,329
Retained earnings		21,681	31,801
		199,025	210,007
		$312,691	$327,702
Commitments and Contingencies (Note 12)
Subsequent Event (Note 18)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
CEO	Director
Director

2	Q1-2018

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31
	Notes	2018	2017

Share Capital
Balance, beginning and end of period	13	$152,084	$152,084

Accumulated Other Comprehensive Income
Balance, beginning of period		$2,793	$—
Currency translation adjustment		(1,004)	(583)
Balance, end of period		$1,789	$(583)

Contributed Surplus
Balance, beginning of period		$23,329	$22,695
Share-based compensation expense	14	142	219
Balance, end of period		$23,471	$22,914

Retained Earnings
Balance, beginning of period		$31,801	$110,537
Net loss and comprehensive loss		(10,120)	(12,877)
Balance, end of period		$21,681	$97,660
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2018	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31
	Notes	2018	2017
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period		$(10,120)	$(12,877)
Adjustments for:
Depletion, depreciation and amortization	9	6,848	8,512
Accretion	10	67	60
Deferred lease inducement		(23)	(22)
Impairment of exploration and evaluation assets		—	1,191
Stock-based compensation	14	267	229
Finance costs	5	1,348	1,548
Income tax expense		6,019	5,420
Unrealized loss on financial instruments	4	6,046	3,880
Unrealized gain on foreign currency translation		(15)	(19)
Gain on asset disposition		(198)	—
Asset retirement obligations settled	10	(297)	—
Income taxes paid		(6,019)	(5,420)
Changes in non-cash working capital	17	(11,078)	(4,999)
Net cash used in operating activities		(7,155)	(2,497)

INVESTING
Additions to intangible exploration and evaluation assets	8	(908)	(10,448)
Additions to petroleum and natural gas assets	9	(3,589)	(194)
Additions to other assets	9	(138)	(76)
Proceeds from asset disposition		198	—
Changes in restricted cash		—	1,950
Changes in non-cash working capital	17	(794)	2,952
Net cash used in investing activities		(5,231)	(5,816)

FINANCING
Financing costs	11	—	(1,500)
Interest paid		(1,248)	(2,191)
Increase in long-term debt	11	141	75,000
Repayment of convertible debentures		—	(73,375)
Repayments of long-term debt	11	(2,797)	—
Net cash used in financing activities		(3,904)	(2,066)
Currency translation differences relating to cash and cash equivalents		(75)	235
NET DECREASE IN CASH AND CASH EQUIVALENTS		(16,365)	(10,144)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		47,449	31,468
CASH AND CASH EQUIVALENTS, END OF PERIOD		$31,084	$21,324
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1-2018

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2018 and December 31, 2017 and for the periods ended March 31, 2018 and 2017
(Unaudited - Expressed in US Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation ("TransGlobe" or the "Company") is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe together with its subsidiaries is engaged primarily in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2018. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2017 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 8, 2018.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Consolidated Financial Statements for the year ended December 31, 2017, except as noted below in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (US) dollars. All references to $ are to US dollars and references to C$ are to Canadian dollars, and all values are rounded to the nearest thousand except when otherwise indicated.
TransGlobe Energy Corporation's functional currency is the Canadian dollar, and the functional currency of all its subsidiaries is the US dollar. TransGlobe Energy Corporation's functional currency is the Canadian dollar as the parent company owns Canadian producing assets and therefore generates revenues and incurs costs that are denominated predominantly in Canadian dollars.
Foreign currency translations include the translation of foreign currency transactions and the translation of the Canadian functional currency operation. Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:
• Income and expenses are translated at the prevailing rates on the date of the transaction
• Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
• Monetary items are translated at the prevailing rates at the balance sheet date

Translation gains and losses from Canadian operations occur when translating the financial statements of TransGlobe Energy Corporation (non-US functional currency) to the US dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Consolidated Statements of Loss and Comprehensive Loss. Translations occur as follows:
• Income and expenses are translated at the average exchange rates for the period
• Assets and liabilities are translated at the prevailing rates on the balance sheet date
3. NEW ACCOUNTING STANDARDS ADOPTED
The Company has adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments effective January 1, 2018. Adoption of these standards has not materially affected the way TransGlobe accounts for its revenues or financial instruments. However, the Company will be including the new disclosures required by IFRS 15.

IFRS 9 (revised) "Financial Instruments: Classification and Measurement"

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of

Q1-2018	5

its financial assets. For financial liabilities, IFRS 9 stipulates that where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, it incorporates a new expected credit loss model for calculating impairment on financial assets, which will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management.

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss - financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•	Amortized cost - financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, and long-term debt.

Refer to Note 4 for the classification of these financial instruments.

The Company does not apply hedge accounting. TransGlobe also does not require a provision for credit losses, as discussed further in Note 4. As a result of adopting IFRS 9, there was no effect on the Company's retained earnings or prior period amounts.

IFRS 15 "Revenue from Contracts with Customers"

Effective January 1, 2018, TransGlobe adopted IFRS 15 Revenue from Contracts with Customers, which replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the good or services as stipulated in a performance obligation. Determining whether the timing of the transfer of control is at a point in time or over time requires judgement and can significantly affect when revenue is recognized. In addition, the entity must also determine the transaction price and apply it correctly to the goods or services contained in the performance obligation.
The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.
Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions as applicable as per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues associated with the sale of the Company’s petroleum and natural gas in Canada are recognized when the significant risks and rewards of ownership of the petroleum product have been transferred to the customer. Revenues from the sale of crude oil, natural gas, condensate and NGLs are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, NGLs - various based on product), adjusted according to specific terms and conditions applicable as per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

The Company reviewed its sales contracts with customers and determined IFRS 15 did not have a material impact on its revenue recognition and accordingly no material impact on the Condensed Consolidated Interim Financial Statements. TransGlobe adopted this standard using the modified retrospective approach, whereby the cumulative effect of initial adoption of the standard is recognized as an adjustment to retained earnings. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard.
Revenue segregated by product type and geographical market is found in Note 16.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with changes being recognized through earnings. Accounts receivable are classified as assets amortized at cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities amortized at cost, all of which are measured initially at fair value, then at amortized cost after initial recognition. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

Q1-2018	6

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2018		December 31, 2017
	Carrying	Fair	Carrying	Fair
Classification ($000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	31,084	31,084	47,449	47,449
Financial assets amortized at cost	23,251	23,251	18,090	18,090
Financial liabilities at fair value through profit or loss	14,016	14,016	7,970	7,970
Financial liabilities amortized at cost	87,939	89,067	97,103	98,329
Assets and liabilities at March 31, 2018 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents, and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement (discussed further in Note 11), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
There were 11 outstanding derivative commodity contracts as at March 31, 2018 (December 31, 2017 - 11 contracts), the fair values of which have been presented as liabilities on the Condensed Consolidated Interim Balance Sheets.
The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2018:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
2-Mar-18	Apr-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 barrels ("bbls") per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Remaining Period Hedged	Contract	Volume bbl[1]	Sold Swap US$/bbl	Bought Put C$/bbl	Sold Call C$/bbl
15-Dec-2017	Apr 2018 to Jun 2018	Swap	15,015	56.35	—	—
15-Dec-2017	Apr 2018 to Jun 2018	Put Option	15,015	—	64.00	—
15-Dec-2017	Apr 2018 to Jun 2018	Call Option	15,015	—	—	75.85
1. 165 bbls per day through January 2018 to June 2018

Q1-2018	7

The loss on financial instruments for the three months ended March 31, 2018 and 2017 comprised the following:

	Three months ended March 31
(000s)	2018	2017
Realized derivative loss on commodity contracts settled during the period	$118	$—
Unrealized derivative loss on commodity contracts outstanding at March 31	6,046	3,729
Unrealized loss on financial instruments	—	151
	$6,164	$3,880
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below. The majority of the overdue receivables are due from the Egyptian General Petroleum Company ("EGPC").

(000s)
Trade Receivables	March 31, 2018	December 31, 2017
Neither impaired nor past due	$10,966	$10,534

Not impaired and past due in the following period
Within 30 days	4,854	3,804
31-60 days	4,633	2,575
61-90 days	1,734	—
Over 90 days	1,064	1,177
	$23,251	$18,090
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company did not complete any direct crude sale shipments to third party buyers in Q1-2018. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first quarter of 2018, the Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC for $13.2 million to cover in-country expenditures of the Company's Egyptian operations. The Company collected $8.7 million of accounts receivable from EGPC during Q1-2018. As at March 31, 2018, $18.8 million (December 31, 2017 - $14.2 million) of the total accounts receivable balance of $23.3 million (January 1, 2018 - 18.1 million) is due from EGPC. The Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.
In previous years, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC. The Company's credit risk, as it relates to accounts receivable from EGPC, has now been reduced due to significant collections from EGPC. EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company enjoys a 30-day collection cycle on liftings as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. All accounts receivable are in good standing and collection is not considered to be at risk.
5. FINANCE COSTS
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2018	2017
Interest on long-term debt	$1,140	$128
Interest on reserves-based lending facility	110	—
Amortization of deferred financing costs	98	49
Interest on note payable	—	282
Interest on convertible debenture	—	1,089
Finance costs	$1,348	$1,548

8	Q1-2018

6. CASH AND CASH EQUIVALENTS

(000s)	March 31, 2018	December 31, 2017
Cash	$19,944	$46,051
Cash equivalents	11,140	1,398
	$31,084	$47,449
As at March 31, 2018, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.
7. PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis.
As at March 31, 2018, the Company had 1,012,730 barrels of entitlement oil in inventory valued at approximately $14.96 per barrel (December 31, 2017 - 776,754 barrels valued at approximately $14.77 per barrel).
8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2017	$41,478
Additions	908
Balance at March 31, 2018	$42,386
9. PROPERTY AND EQUIPMENT

	Petroleum & Natural Gas Assets	Other Assets
(000s)			Total
Balance at December 31, 2017	$652,831	$15,525	$668,356
Additions	3,589	138	3,727
Changes in estimate for asset retirement obligations	(266)	—	(266)
Foreign exchange	(1,829)	—	(1,829)
Balance at March 31, 2018	$654,325	$15,663	$669,988

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2017	$451,850	$12,040	$463,890
Depletion, depreciation and amortization for the period[1]	7,941	188	8,129
Balance at March 31, 2018	$459,791	$12,228	$472,019
1. Depletion, depreciation and amortization for the period include amounts capitalized to product inventory for barrels produced but not sold in the period.

Net Book Value
At December 31, 2017	$200,981	$3,485	$204,466
At March 31, 2018	$194,534	$3,435	$197,969

Q1-2018	9

10. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2016	$12,099
Acquisitions through business combination	—
Additional obligations recognized	—
Changes in estimates for asset retirement obligations	(236)
Obligations settled	(695)
Asset retirement obligation accretion	256
Changes in discount rates	—
Effect of movements in foreign exchange rates	908
Balance at December 31, 2017	$12,332
Acquisitions through business combination	—
Additional obligations recognized	—
Changes in estimates for asset retirement obligation	(266)
Obligations settled	(297)
Asset retirement obligation accretion	67
Changes in discount rates	—
Effect of movements in foreign exchange rates	(392)
Balance at March 31, 2018	$11,444

TransGlobe has estimated the net present value of its asset retirement obligation to be $11.4 million as at March 31, 2018 (December 31, 2017 - $12.3 million) based on a total undiscounted future liability, after inflation adjustment, of $19.1 million (December 31, 2017 - $19.6 million). These payments are expected to be made between 2018 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.77% and 2.23% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
As at March 31, 2018 and December 31, 2017, the entire asset retirement obligation balance relates to the Company's Canadian operations.
11. LONG-TERM DEBT
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2018, the significant interest-bearing loans and borrowings related to the Prepayment Agreement and Reserves-Based Lending Facility are as described below.

(000s)	March 31, 2018	December 31, 2017
Prepayment agreement	$58,876	$58,792
Reserves-based lending facility	8,291	11,207
	$67,167	$69,999
The following table reconciles the changes in TransGlobe's long-term debt:

(000s)
Balance at December 31, 2017	$69,999
Advances - reserves based lending facility	141
Repayment of long-term debt	(2,797)
Amortization of deferred financing costs	98
Effect of movements in foreign exchange rates	(274)
Balance at March 31, 2018	$67,167
Prepayment Agreement
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland.
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. The prepayment agreement is classified as long-term debt in the Company's financial statements. Financing costs of $1.5 million included in long-term debt in Q1-2017 are being amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants are as follows:

Q1-2018	10

•
the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12-month period period ending on that financial covenant test date will not exceed 4.0:1.0;

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.0:1.0; and

•
the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.0:3.0.

The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of forecast entitlement crude oil production on a forward 12 month basis divided by prepayment service obligations, must not be less than 1.25:1.0. In the event the cover ratio falls below 1.25:1.0, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.0; and/or

•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.
The cover ratio at March 31, 2018 was 1.54:1.00, which is in compliance with the covenant.
Reserves-Based Lending Facility

As at March 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was drawn.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. The lender shall notify the Company of each change in the amount of the borrowing base. In the event the lender re-calculates the borrowing base to be an amount less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date and the lender may, in its sole discretion, agree to extend the term date for a further period of 364 days. Unless extended, any unutilized amount of the facility will be cancelled and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The original term date was set at May 11, 2018, however the Company has been granted an extension to May 11, 2019. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing 12 months cash flow ratio. The revolving reserves-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million included in long-term debt are being amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1:00:1:00. The working capital ratio as at March 31, 2018 is 1.91:1.00, the Company is in compliance with the covenant; and

•
permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3:00:1:00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with IFRS on an non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized.

The net debt to trailing cash flows ratio as at March  31, 2018 is 0.12:1.00, which is in compliance with the covenant.
The estimated future debt payments on long-term debt as of March 31, 2018 are as follows:

(000s)
2019	$8,291
2021	58,876
$67,167

12. COMMITMENTS AND CONTINGENCIES
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million, of which $5.1 million is remaining, and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. As at March 31, 2018, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 square kilometers of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q1-2018	11

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2018.
13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
(000s)	Shares	Amount	Shares	Amount
Balance, beginning and end of period	72,206	$152,084	72,206	$152,084

14. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted-average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,959	5.10	6,046	6.87
Granted	—	—	1,043	2.16
Forfeited	—	—	(1,281)	6.75
Expired	(1,154)	9.13	(849)	11.43
Options outstanding, end of period	3,805	3.88	4,959	5.10
Options exercisable, end of period	2,175	4.81	2,925	6.87
Stock options
Compensation expense of $0.1 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Contributed Surplus during the three-month period ended March 31, 2018 (Q1-2017 - $0.2 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually in equal instalments over a three-year period and expire five years after the grant date. No employee stock options were exercised during the three-month periods ended March 31, 2018 and 2017. As at March 31, 2018 and December 31, 2017, the entire balance in Contributed Surplus related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
The Company has in place a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually in equal instalments over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except the number of PSUs that ultimately vest is dependent on the Company achieving certain performance targets and objectives as set by the board of directors. Depending on the Company's performance, vested PSUs granted prior to 2017 can range between 50% and 150% of the original PSU grant, and 0% to 200% for PSUs granted in 2017. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.

12	Q1-2018

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2018 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of period	970	1,376	595
Granted	35	9	—
Forfeited	(23)	(19)	—
Units outstanding, end of period	982	1,366	595
In Q1-2018, compensation expense of $0.2 million (Q1-2017 - $nil) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheets. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
15. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the three months ended March 31, 2018 was 72,205,369 (Q1-2017 - 72,205,369). These outstanding share amounts were used to calculate loss per share in the respective periods.
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2018, the Company excluded 3,804,553 stock options (Q1-2017 – 3,983,300) as their exercise price was greater than the average common share market price in the period.
16. SEGMENTED INFORMATION
The Company has two reportable operating segments for the three months ended March 31, 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production, and the acquisition of oil and gas properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets, which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
TransGlobe's management regularly reviews funds flow from operations generated by each of TransGlobe's operating segments. Funds flow from operations is a measure of profit or loss that provides TransGlobe's management with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to sustain capital, enable future growth through capital investment and to repay debt.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

Q1-2018	13

	Egypt		Canada		Corporate		Total
	Three months ended		Three months ended		Three months ended		Three months ended
	March 31		March 31		March 31		March 31
(000s)	2018	2017	2018	2017	2018	2017	2018	2017
Revenue
Oil sales	$46,302	$41,040	$3,472	$2,487	$—	$—	$49,774	$43,527
Natural gas sales	—	—	947	1,245	—	—	947	1,245
Natural gas liquids sales	—	—	2,230	1,781	—	—	2,230	1,781
Less: Royalties	26,971	22,915	1,265	1,177	—	—	28,236	24,092
Total revenue, net of royalties	19,331	18,125	5,384	4,336	—	—	24,715	22,461

Finance revenue	23	2	—	—	70	23	93	25
Total segmented revenue	19,354	18,127	5,384	4,336	70	23	24,808	22,486

Segmented expenses
Production and operating	8,462	8,546	2,003	1,577	—	—	10,465	10,123
Transportation costs	—	—	176	198	—	—	176	198
Selling costs	46	—	—	—	—	—	46	—
G&A	1,281	1,690	300	251	2,415	2,505	3,996	4,446
Stock-based compensation	—	—	—	—	(267)	(229)	(267)	(229)
Lease inducement	—	—	—	—	23	22	23	22
Settlement of ARO	—	—	297	—	—	—	297	—
Realized foreign exchange loss	—	—	—	—	12	4	12	4
Realized derivative loss on commodity contracts	(20)	—	138	—	—	—	118	—
Gain on asset disposition	—	—	(198)	—	—	—	(198)	—
Proceeds from asset disposition	—	—	198	—	—	—	198	—
Income tax expense	6,019	5,420	—	—	—	—	6,019	5,420
Segmented funds flow from operations	$3,566	$2,471	$2,470	$2,310	$(2,113)	$(2,279)	$3,923	$2,502

Reconciliation of funds flow from operations to net loss:
Funds flow from operations							$3,923	$2,502
Depletion, depreciation and amortization							(6,848)	(8,512)
Accretion							(67)	(60)
Deferred lease inducement							23	22
Impairment of exploration and evaluation assets							—	(1,191)
Stock-based compensation							(267)	(229)
Finance costs							(1,348)	(1,548)
Income tax expense							(6,019)	(5,420)
Unrealized loss on financial instruments							(6,046)	(3,880)
Unrealized gain on foreign currency translation							15	19
Asset retirement obligations settled							297	—
Gain from asset disposition							198	—
Income taxes paid							6,019	5,420
Net loss							$(10,120)	$(12,877)

Capital expenditures
Exploration and development	$4,352	$10,670	$275	$48	$—	$—	$4,627	$10,718
Corporate	—	—	—	—	8	—	8	—
Total capital expenditures							$4,635	$10,718

Q1-2018	14

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2018
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$20,575	$2,228	$22,803
Intangible exploration and evaluation assets	42,386	—	42,386
Property and equipment
Petroleum and natural gas assets	125,376	69,158	194,534
Other assets	2,405	28	2,433
Other	38,174	1,743	39,917
Segmented assets	228,916	73,157	302,073
Non-segmented assets			10,618
Total assets			$312,691

Liabilities
Accounts payable and accrued liabilities	$12,831	$2,466	$15,297
Derivative commodity contracts	13,742	274	14,016
Long-term debt	58,876	8,291	67,167
Asset retirement obligation	—	11,444	11,444
Segmented liabilities	85,449	22,475	107,924
Non-segmented liabilities			5,742
Total liabilities			$113,666

December 31, 2017
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$14,956	$2,684	$17,640
Intangible exploration and evaluation assets	41,478	—	41,478
Property and equipment
Petroleum properties	127,363	73,618	200,981
Other assets	2,381	27	2,408
Other	49,769	3,467	53,236
Segmented assets	235,947	79,796	315,743
Non-segmented assets			11,959
Total assets			$327,702

Liabilities
Accounts payable and accrued liabilities	$17,035	$4,004	$21,039
Derivative commodity contracts	7,813	157	7,970
Long-term debt	58,792	11,207	69,999
Asset retirement obligation	—	12,332	12,332
Segmented liabilities	83,640	27,700	111,340
Non-segmented liabilities			6,355
Total liabilities			$117,695

Q1-2018	15

17. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2018	2017
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(5,161)	$(7,006)
Prepaids and other	2,149	(132)
Product inventory[1]	(2,398)	(1,470)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(5,668)	3,609
	$(11,078)	$(4,999)
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase in current assets
Prepaids and other	$(3)	$—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(791)	2,952
	$(794)	$2,952
18. SUBSEQUENT EVENT
Approximately 452,000 bbls of the Company's Egyptian entitlement crude oil was lifted in April 2018 for proceeds of $26.5 million.

16	Q1-2018